

VISION

Little Mutants is developing world class fermented offerings that are highly sought after locally, nationally, and internationally.

This is not just another brewing company.

IT'S A MODERN ALCOHOL BRAND.





MISSION

- Craft brewing and fermentation science, combined with community engagement.

- Offer unique product portfolio which will dissolve boundaries between beer, cider, wine, and hard seltzer

- Deliver under-represented beer & cider styles with existing market demand

- Incubate a culture of passion, innovation, education, and inclusiveness

- Create an exciting environment with live music, and artfully made food and beverage

"IPA... is not going to be enough to grow craft"

- **BART WATSON**, 2022
Chief Economist for the Brewers Association



PROBLEM

The market is filled with products.

Big national brands have the same static products.

A range of craft beer companies offer a limited selection of microbrews.

Existing products are stuck in the past, not focused on new wellness trends

Generic hard seltzers, flavored malt beverages, and sugar-laden hard ciders

Lack of authenticity, originality, genuine good taste, and a brand that has a strong portfolio of products

LITTLE MUTANTS
AMOEBA
HARD CIDER
12
FL OZ
LITTLE
MUTANTS
LIGHT
12
FL OZ
LITTLE
MUTANTS
HAZY
12
FL OZ
LITTLE MUTANTS
ISO
HARD CIDER
12
FL OZ

SOLUTION

A modern alcoholic beverage brand that goes beyond beer. Authentic, innovative, better-for-you beverages.











SOLUTION









- Fresh Pressed Hard Ciders
- Low / No ABV Beers
- Classic Beer Styles, Elevated!
- Proprietary Hard Seltzer


OVERALL BEER MARKET
$100.2 BILLION
CRAFT BEER MARKET
$26.8 BILLION
21% DOLLAR GROWTH
CRAFT
13.1% SHARE
(24,489,945 BBLS)
IMPORT
21.0% SHARE
(39,408,756 BBLS)
OTHER DOMESTIC
65.9% SHARE
(123,889,486 BBLS)
SOURCE: BREWERS ASSOCIATION

MARKET

Craft beer represents 13.1% of the beer market, and it's on the rise. Brewer volume grew 8% and retail sales ($) increased by 21%.

https://www.brewersassociation.org/statistics-and-data/national-beer-stats/

MARKET

Consumers are looking for options beyond beer

Consumer Preferences



	Size ($B)	$ Chg vs YA ($B)	Preference Index**
Flavored	13.1	44%	381
Premium / HE	22.8	27%	383
Convenience Packs*	8.3	10%	363
Organic	0.3	29%	270

*Convenience Packs: single-serve Beer, <375ml Wine / Spirits

**Interpretation: a Flavored Alcohol shopper is 3.84x more likely to buy another flavored product vs. a non-flavored one

Source: IRI Hendry (Behavior-Based) Market Structure, BevAlc, 2020

An increasing number of consumers prefer high-end **flavored** beverages positioned as **better-for-you**.

Consumers are willing to pay more for **premium** "ingredients, aesthetically pleasing packaging and an emphasis on flavor."

Catering to **convenience**, alcoholic beverages such as hard seltzers and canned wine are getting a boost as people look for ease-of-use products amid busy lives.

COMPETITION

ARSENAL CIDER

- Cider house and wine cellar is a U.S. Civil War thematic winery that started in 2008.

- Specialize in small-batch, hand-crafted hard apple cider, "cider style" fruit/ grape wines, and mead.

- Dedicated to providing high-quality products, and a bit of nostalgia for over 12 years.

TWO ROBBERS SELTZER

- Established in 2017, making drinks with all natural ingredients, no sugar, and no sweeteners.

- Products focus on hard seltzer in a range of flavors. They also dabble in hard coffee, tea, and kombucha.

- "Existing in the space between beverages, art, and conversation."

FLYING EMBERS

- Born in California during a massive wildfire, the company donates a portion of proceeds to first responders.

- Hard kombucha, hard seltzer, and wine sprits products share underlying better-for-you lean.

- Health conscious – all drinks have no sugar and ingredients are real juices.

PLAN

LINES OF REVENUE



Wholesale Distribution



Event & Music Venue



eCommerce



Taproom and Restaurant



LITTLE MUTANTS

PLAN

OPERATIONS



REVENUE

- Food and beverage sales
- Event space
- Music tickets
- Wholesale kegs and canned product



DISTRIBUTION

- Retail
- Direct sales
- eCommerce
- Wholesale
- Inside sales force
- Outside sales representatives



SUPPLIERS

- Kauffman's Fruit Farm
- Hess Brothers
- Select Juice LLC
- White Oak Orchard & Nursery
- Farnum Hill
- Oyler's

BREWERY



LOCATION

The brewery will be instrumental in building the brand and offering people the opportunity to try different products. Our location will be in the northern part of Lancaster City, positioned in the heart of the fastest developing neighborhood.

Critical Success Factors:

- Three new residential buildings are currently under construction within 1-2 blocks.

- Clipper Stadium is 600 ft away to capture pre and post game patrons. Lancaster General Hospital (the largest employer in the city) is just 3 blocks away.

- There are zero food/beverage options in this neighborhood – the brewery is establishing itself at the most opportune time, with no direct competition

ENTERTAINMENT

In 2021, Lancaster lost the community's iconic music venue when the Chameleon Club closed their doors. There has been a gap in the market for live music venues.

Little Mutants will push the boundaries of a traditional taproom to embrace music as an integral part of its culture. Within the 6000sqft building, the venue will be designed to host intimate live music performances, and offer an extensive collection of vinyl records for guests to enjoy.



MUSIC

SAMPLE MENU

LITTLE MUTANTS TAP ROOM

LANCASTER , PA

FOOD MENU

GRANDMA PIE-SLICE/WHOLE

CLASSIC $X/$XX
mozzarella, pizza sauce, basil

PEPPERONI & HOT NAPOLI $X/$XX
san marzano, long hot pesto, mozz.

WHITE SAUCE $X/$XX
kale, fingerling potato & ricotta

CENTRAL MARKET SPECIAL $X/$XX
what the market has to offer today

-SANDWICHES-

ROAST PORK $XX
hoagie roll, broccoli rabe, sharp provolone

WILD MIXED MUSHROOM $XX
baguette, caramelized onion, tetilla cheese

CROQUE MONSIEUR $XX
Prosciutto cotto, gruyere, bechamel, sliced brioche

- OTHER THINGS -

BACON WRAPPED PATE $XX
baguette, house pickles, dijon

FIELDS EDGE SALAD $XX
seasonal produce from Alex, sherry viniagrette

TUNA TARTARE $XX
crostini, endive, quail egg

VEG OF THE DAY $XX
ask your bartender



FOOD + BEVERAGE

Guests will have the opportunity to enjoy the range of Little Mutants craft beers, fresh pressed hard ciders, hard seltzers, and non-alcoholic offerings.

A menu of delectable nibbles and mouth-watering foods will perfectly complement the taproom ambiance. It will be a great destination to meet up for after work drinks, or to while away an entire Saturday afternoon.



FOUNDERS



CULLEN FARRELL
CEO



Cullen has founded two beverage companies, both still in operation and growing – RIJUICE, a 10 year running cold-pressed juice company in Lancaster and Cartel Brewing & Blending.

Cartel was a great introduction into the brewing industry for Cullen where he gained industry insights and hands on experience to cultivate a brewery business from the ground up.



For 10 years, Clint was lead instrumentation chemist at Eurofins Lancaster Labs. His tenure there was disciplined in method development and dedicated to quality analysis and practices.

Using this experience Clint is now following his passion for fermentation, which began in 2008 with his first batch of beer. He aims to impart his lab skills at Little Mutants creating fine ferments with technical care.

CLINT WILSON
Head Brewer



CORE TEAM



PAUL LYONS
Head Chef

Paul helped open a few establishments by creating recipes, menu curation, and staff training. He has received accolades, including positive reviews from food journalist Craig Laban.

Previously serving as Chef de Cuisine with Safran Turney Hospitality, he is now Executive Chef of Elizabeth Farms in Lititz, PA.

Juany has 13 years of working in event management and promotion within the music industry. He is an international touring artist, owns a record label and is a resident DJ with Soho House.

His industry experience will help the taproom to stand out from other venues. As a collector, with an inventory of over 16,000 records, Juany will set the tone for Little Mutants venues.



JUANY SANTOS
Hospitality Director

CORE TEAM

BILL ARNOLD
Brewer/ Operations Manager

Bill has been cultivating his master brewing techniques for nearly a decade – first with 4th Tap Brewing in Austin, TX helping design and build their operations, then with Wrecking Bar in Atlanta, GA.

His expertise spans all aspects of operations management and beer production, including production scheduling supply chain management, and direct communication with ownership.



Robert brings 10 years of agency level marketing and brand expertise. He is a Partner at the Harrington Agency, and plays a core role in the Little Mutants better- for-you brand ethos and messaging.

In addition to being an investor and a Partner in the business, Robert will serve as the Marketing Director for Little Mutants.



ROBERT FISHER
Partner and Marketing Director

MILESTONES

- **2023** — Two taproom locations, a glass bottling line, and contract canning
- **2024** — Reintroduce keg distribution but using one-way PET kegs
- **2024** — House canning line, glass bottling, increased volume
- **2025** — Increased bottling, contract brewing to meet high volume orders
- **2025** — More tanks and bigger brewhouse, another tap room location/beer garden
- **2026** — Increased canning and increase keg distribution to multi-state
- **2027** — Growing multi state distribution + light exportation overseas

FINANCIALS

Operating Statements		2023	2024	2025	2026	2027
Revenue ($)	Beverage Sales	672,484	840,605	1,050,756	1,313,445	1,641,807
	Beverage COGS	179,278	224,097	280,122	350,152	437,690
	Event Revenue	0	20,000	25,000	31,250	39,063
	Event COGS	0	8,000	10,000	12,500	15,625
	Net income	493,206	628,508	785,634	982,043	1,227,554
Operating Expenses ($)	Staff	275,000	330,000	396,000	475,200	570,240
	Property Lease	100,000	105,000	110,250	115,763	121,551
	Operations	35,000	42,000	50,400	60,480	72,576
	Other	35,000	42,000	50,400	60,480	72,576
	Total Operating Expenses	445,000	519,000	607,050	711,923	836,943
Pre-Tax Income ($)		48,206	109,508	178,584	270,121	390,611

INVEST IN THE CULTURE

Little Mutants is an innovative fermentation company that caters to an emerging consumer looking for non-traditional and options that reflect a healthier position within the adult beverage space.



Crafting high-quality brews along side light adult beverages delivers the balance that aligns with modern social culture. Starting in Pennsylvania, we will expand throughout the state, across the nation, and around the world.

Principal Cullen Farrell is seeking **$100,000** to help launch the business. A full business plan is available upon request.

JOIN LITTLE MUTANTS FOR THE ADVENTURE!